April 4, 2007

Via facsimile 202.663.6363 and U.S. Mail

Mr. Hal Liebowitz
Ms. Jessica Lopez
WilmerHale
60 State Street
Boston, MA 02109

Re: **Response to SEC Comment Letter dated March 30, 2007**
        Keane, Inc.
        Preliminary Merger Proxy Statement on Schedule 14A
        Filed February 27, 2007
        File No. 1-07516

Ladies and Gentlemen:

        We have reviewed the above-captioned response, and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1.   We note Keane has not yet filed an Item 4.02 Form 8-K, and understand Keane is conducting an internal investigation and has not yet determined whether its previously issued financial statements should not be relied upon. Advise us, with a view toward revised disclosure in the proxy statement, the basis upon which Keane has concluded security holders may continue to rely on the financial statements reported for prior periods.

2.   Keane's response to prior comment 10 indicates that the unaudited financial statements included in the Form 8-K will be prepared in accordance with GAAP. Keane also qualified their response by stating, "except to the extent the financial statements would be affected by the outcome of its review of its stock option grants and stock option practices." Please confirm that Keane intends to disclose this qualification in the planned Form 8-K filing. In addition, please confirm that Keane will indicate for security holders that due to the ongoing investigation with respect to its historical stock option practices, there may be changes to the financial information presented in the Form 8-K filing.

Closing Comments

       As appropriate, please revise your filing and respond to this comment within 10 business days. Keane may wish to provide us with marked copies of any revised filing to expedite our review. Please furnish a cover letter together with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and response to our comment.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the proxy statement to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed voting and/or investment decision.

       Please direct any questions to me in the Office of Mergers and Acquisitions at 202.551.3266.

Sincerely,

Nicholas P. Panos
Special Counsel
Office of Mergers &
Acquisitions